Exhibit 99.1

Volvo Trucks Invests Billions in Its Umeå Cab Factory

STOCKHOLM, Sweden--Regulatory News:

Volvo Trucks (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) is investing almost SEK 1.1 billion in its cab factory in Umeå. The investment covers new production equipment as well as measures designed to increase capacity and flexibility in the production plant.

Volvo Trucks’ cab factory in Umeå has undergone a number of changes in recent years. Now it is the turn of the bodyshop to be modernised and redesigned to suit an entirely new level of technological advancement. This latest investment encompasses the replacement of production equipment that is almost 20 years old. Previous investments have included the installation of a modern assembly line and a new paintshop – the world’s cleanest in terms of solvent emissions. The Umeå factory has its sights set on becoming entirely carbon dioxide-free within a few years.

The current two assembly lines will be replaced by a flexible new system where different cab models can be built on one and the same line. The degree of automation and flexibility will thus increase. The change has a positive impact on capacity as well as on the effectiveness and will be implemented successively throughout the factory without necessitating any production standstills.

Later this year, Volvo Trucks will submit an application to the County Administrative Board in Västerbotten County and its Environmental Assessment Delegation for a new operating licence to cover all its operations.

With regard to the very strong global demand on heavy trucks, there is a need to increase the production volumes at Volvo Trucks world-wide, including the Umeå operation. The company will investigate the possibility to increase the capacity within the framework of the new operating licence. The new adjusted permit to expand to 66,000 cabs per year was granted in April 2007.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company’s products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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Volvo Trucks
Claes Claeson, +46 (0)31-663908
or
Volvo Trucks Umeå
Thor Persson, communications manager, +46 (0)90-707320